UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
1-12830 SEC FILE NUMBER
09066L-10-5 CUSIP NUMBER
(Check One)   [x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR
For Period Ended: December 31, 2002
[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form N-CSR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained therein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates
PART I REGISTRANT INFORMATION
BioTime, Inc.
Full name of Registrant
Address of Principal Executive Offices
6121 Hollis Street
(Street and Number)
Emeryville, California 94608
(City, State, and Zip Code)
PART II-RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate [x])
     (a)   The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.
     (b)   The subject report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q or distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached.

PART III NARRATIVE
     BioTime could not file its Annual Report on Form 10-K for the year ended December 31, 2005 within the prescribed period because additional information is required by its independent accountants to complete their audit procedures pertaining to BioTime’s financial statements for that fiscal year. BioTime expects that its independent accountants will be able to complete their audit, and that BioTime will be able to file its Form 10-K, by the fifteenth calendar day following the prescribed due date.
PART IV OTHER INFORMATION
     (1)    Name and telephone number of person to contact in regard to this notification:

Steven A. Seinberg, Chief Financial Officer

(Name)

(510)	350-2940

(Area Code)	(Telephone Number)
     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s) [x] Yes [ ] No
     (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflect by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No
     BioTime, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BIOTIME, INC.
Date: March 31, 2006	By:	/s/ Steven A. Seinberg
Steven A. Seinberg,
Chief Financial Officer

One Market, Suite 1100 Spear Tower San Francisco, California 94105 Telephone: 415-397-7900 Fax: 415-397-2161

March 31, 2006
Securities and Exchange Commission
100 F Street NE.
Washington, D.C. 20549
This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.
We are the independent auditors of BioTime, Inc. (the “Registrant”). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2005 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2005 and is therefore unable to furnish the required opinion on such financial statements.
We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant’s financial statements and furnish the required opinion for a timely filing because additional time is required by us to complete our audit procedures and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.
Very truly yours,
/s/ BDO Seidman, LLP